March 15, 2010

Via Facsimile and EDGAR

Larry L. Greene,

    Senior Counsel,

      Securities and Exchange Commission,

      100 F Street N.E.,

       Washington, D.C. 20549.

Re:	The Greater China Fund, Inc., Form N-2, filed March 15, 2010
(File No. 333-163745 and 811-06674)

Dear Mr. Greene:

      This letter is to inform you, on behalf of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”), that The Greater China Fund, Inc. (the “Company”) filed today pre-effective Amendment No. 2 to the Company’s Registration Statement (File No. 333-163745 and 811-06674) on Form N-2 (the “Registration Statement”), and post-effective Amendment No. 16 to the Fund’s Registration Statement under the Investment Company Act of 1940, as amended, relating to the Fund’s proposed rights offering.

      Additionally, the Company, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), hereby respectfully requests acceleration of effectiveness of the Registration Statement to 12:00 p.m. Eastern Standard Time, on March 16, 2010, or as soon thereafter as practicable.

      In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Company will promptly notify the Commission of such change, in which case the Company may be making an oral request for acceleration of the effectiveness of the Registration Statement in accordance with Rule 461 of the General Rules and Regulations under the Securities Act. Such request may be made by any officer of the Company or by any lawyer with Sullivan & Cromwell LLP.

Larry L. Greene	-2-

      In requesting acceleration of effectiveness of the Registration Statement, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrew French

Andrew French
(Assistant Secretary)

cc:	Brian A. Corris
(The Greater China Fund, Inc.)

William G. Farrar
(Sullivan & Cromwell LLP)

[UBS SECURITIES LLC LETTERHEAD]

March 15, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Larry L. Greene

Re:	The Greater China Fund, Inc.

    Registration Statement on Form N-2 (File Nos. 333-163745 and 811-06674)

Dear Mr. Greene:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, UBS Securities LLC, as the dealer manager of this offering, hereby joins the above-referenced registrant in requesting that the effective date of such Registration Statement be accelerated so that it will be declared effective by 12:00 p.m., Eastern time, on March 16, 2010, or as soon thereafter as possible.

Yours truly,

UBS SECURITIES LLC

By:	/s/ Saawan Pathange
Saawan Pathange
Director

By:	/s/ Ashley Park
Ashley Park
Associate Director